Exhibit (a)(1)(G)

Danaher Corporation and Sybron Dental Specialties Settle Shareholder Litigation

Washington, D.C. and Newport Beach, CA, May 5, 2006—Danaher Corporation (NYSE: DHR) and Sybron Dental Specialties, Inc. (NYSE: SYD) jointly announced today that an agreement in principle has been reached to settle a class action law suit filed on April 24, 2006 by Dolphin Limited Partnership I, L.P. and other parties, in the Superior Court of the State of California, Orange County.

Danaher’s tender offer to purchase any and all of Sybron’s outstanding common stock, is scheduled to expire at 12:00 midnight, Eastern Daylight Time, on Monday, May 15, 2006, unless otherwise extended. The offer remains subject to customary conditions, including tender of a majority of the outstanding shares into the offer, and the absence of a material adverse effect with respect to Sybron.

The settlement resolves allegations by the plaintiffs against Danaher, Sybron and Sybron’s directors, in connection with the tender offer, and includes no admission of wrongdoing. Under the terms of the settlement, the parties have agreed to reduce the termination fees associated with the transaction to an aggregate amount of $45 million in fees and expenses.

In addition, the parties have agreed that Sybron’s shareholders rights plan and certain other contractual restrictions will not apply to tender offers by third parties who offer Sybron’s shareholders above $47 in cash, sign and deliver the same merger agreement that Danaher signed and comply with certain other conditions. While the provisions of the agreement in principle referred to in this paragraph are effective immediately, certain other provisions of the settlement are, as is customary, subject to court approval.

The full terms of the settlement in principle will be filed with the Securities and Exchange Commission by Danaher on an amendment to its Form TO and by Sybron on an amendment to its Schedule 14D-9.

Danaher Corporation is a leading manufacturer of Professional Instrumentation, Industrial Technologies, and Tools and Components. (www.danaher.com)

Sybron Dental Specialties and its subsidiaries are leading manufacturers of both a broad range of value-added products for the dental profession, including the specialty markets of orthodontics, endodontics and implantology, and a variety of infection prevention products for use by the medical profession. (www.sybrondental.com)

Securityholders of Sybron Dental are urged to read the tender offer statement, letter of transmittal and other materials relating to the tender offer, as they contain important information, including the various terms of, and conditions to, the tender offer. Securityholders can obtain a copy of the tender offer statement, letter of transmittal and other related materials free of charge from the SEC’s Edgar Database, which can be accessed through the SEC’s Internet site (http://www.sec.gov), or from the information agent for the tender offer, MacKenzie Partners, Inc., by calling (800) 322-2885 (call toll-free). We urge Sybron Dental securityholders to carefully read those materials prior to making any decision with respect to the tender offer.

Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements. Forward-looking statements can be identified by contain words such as “believes,” “expects,” “may,” “will,” “would,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern future strategies, plans or intentions. These statements are based on current expectations and involve risks and uncertainties relating to, among other things, whether the conditions to the tender offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. Sybron and Danaher wish to caution the reader that these factors are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

Please contact:

Andy Wilson

Vice President, Investor Relations

Danaher Corporation

2099 Pennsylvania Avenue, NW

12th Floor

Washington, D.C. 20006

Telephone: (202) 828-0850

Fax: (202) 828-0860

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